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04010856

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Brazil Realty S.A.

*CURRENT ADDRESS

PROCESSED
MAR 26 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4454 FISCAL YEAR 12-31-02

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/26/04

(A free translation of the original report in Portuguese on financial statements prepared in accordance with accounting practices adopted in Brazil)

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

Financial Statements at December 31, 2002 and 2001 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original opinion in Portuguese expressed on financial statements prepared in accordance with accounting practices adopted in Brazil)

Report of Independent Accountants

March 28, 2003

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have audited the accompanying balance sheets of Brazil Realty S.A. Empreendimentos e Participações and the consolidated balance sheets of Brazil Realty S.A. Empreendimentos e Participações and subsidiary and associated companies as of December 31, 2002 and 2001 and the related statements of income, of changes in stockholders' equity and of changes in financial position of Brazil Realty S.A. Empreendimentos e Participações as well as the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

PRICEWATERHOUSECOOPERS

March 28, 2003
Brazil Realty S.A. Empreendimentos e Participações

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Brazil Realty S.A. Empreendimentos e Participações and of Brazil Realty S.A. Empreendimentos e Participações and subsidiary and associated companies at December 31, 2002 and 2001 and the results of operations, the changes in stockholders' equity and the changes in financial position of Brazil Realty S.A. Empreendimentos e Participações, as well as the consolidated results of operations and of changes in financial position of Brazil Realty S.A. Empreendimentos e Participações and subsidiary and associated companies for the years then ended, in accordance with accounting practices adopted in Brazil.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Celso Luiz Malimpensa
Partner
Contador CRC 1SP159531/O-0

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

(A free translation of the original in Portuguese prepared in accordance with accounting practices adopted in Brazil)

Balance Sheet at December 31

In thousands of reais

	Parent company		Consolidated	
Assets	**2002**	**2001**	**2002**	**2001**
Current assets				
Available funds	36,821	17,524	136,405	80,157
Marketable securities	2,356	9,243	2,356	3,040
Accounts receivable	29,952	44,330	82,631	112,234
Properties for sale	107,675	81,056	177,724	121,348
Taxes and contributions available for offset	18,091	13,928	18,463	14,378
Dividends receivable	8,341	5,484		
Deferred selling expenses	674	662	1,869	1,426
Other	3,826	3,563	1,849	1,002
	207,736	175,790	421,297	333,585
Long-term receivables				
Accounts receivable	32,711	45,570	78,721	94,643
Related companies	7,724	7,702		
Deferred income tax and social contribution	7,755	9,712	8,277	10,091
Other	3	3	17	17
	48,193	62,987	87,015	104,751
Permanent assets				
Investments in subsidiary and associated companies	260,371	205,936	1,783	2,290
Property and equipment	18,566	18,741	70,450	73,709
Deferred charges	158	218	158	218
	279,095	224,895	72,391	76,217
Total assets	535,024	463,672	580,703	514,553

	Parent company		Consolidated	
Liabilities and stockholders' equity	**2002**	**2001**	**2002**	**2001**
Current liabilities				
Loans and financings	26,150	9,465	31,291	9,465
Taxes and contributions	2,263	1,648	4,873	5,982
Provision for budgeted costs	12,311	39,290	34,362	47,493
Purchase of properties	565	9,144	9,181	19,626
Dividends payable	11,267	20,000	11,267	20,000
Related companies	37,574	31,199		
Current accounts with development partners	62,232	31,857	24,834	18,292
Customer prepayments			9,461	1,368
Other	8,408	4,129	15,184	5,400
	160,770	146,732	140,453	127,626
Long-term liabilities				
Loans and financings	71,162	46,728	71,459	46,744
Provision for budgeted costs	3,983	9,570	13,675	21,598
Purchase of properties	1,053		3,220	
Deferred results on sales of properties	1,574	5,369	37,663	45,169
Provision for contingencies	16,889	13,997	22,913	18,901
Deferred income tax and social contribution	7,755	5,609	8,888	7,797
Other			584	386
	102,416	81,273	158,402	140,595
Minority interest			10,010	10,665
Stockholders' equity				
Capital	163,566	163,566	163,566	163,566
Revenue reserves	108,272	78,571	108,272	78,571
Treasury shares		(6,470)		(6,470)
	271,838	235,667	271,838	235,667
Total liabilities and stockholders' equity	535,024	463,672	580,703	514,553

The accompanying notes are an integral part of these financial statements.

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

(A free translation of the original in Portuguese prepared in accordance with accounting practices adopted in Brazil)

Statement of Income
Years Ended December 31
In thousands of reais, unless otherwise indicated

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Gross sales and services				
Developments	62,909	61,196	126,701	140,569
Resale of properties		75	7,147	2,488
Rent of properties	7,680	7,895	18,263	17,674
Services rendered and other		29	1,637	4,355
Taxes on sales and services	(3,286)	(3,439)	(6,191)	(10,953)
Net sales and services	67,303	65,756	147,557	154,133
Cost of sales				
Properties sold	(36,527)	(43,039)	(54,861)	(73,415)
Properties resold		(76)	(3,120)	(4,207)
Rented properties	(532)	(518)	(2,238)	(2,086)
	(37,059)	(43,633)	(60,219)	(79,708)
Gross profit	30,244	22,123	87,338	74,425
Operating (expenses) income				
Selling	(12,892)	(14,536)	(18,233)	(22,349)
General and administrative	(7,431)	(6,848)	(11,295)	(12,148)
Management fees	(738)	(1,000)	(738)	(1,000)
Equity in the results of subsidiary and associated companies				
Equity in the results and appreciation of quotas	70,284	41,816		
Other	15	(30)	(215)	(191)
Financial expenses	(36,248)	(31,975)	(38,769)	(34,635)
Financial income	8,272	11,213	40,286	25,898
Other operating income, net	35	3	451	891
	21,297	(1,357)	(28,513)	(43,534)
Profit before taxation (carried forward)	51,541	20,766	58,825	30,891

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

Statement of Income
Years Ended December 31
In thousands of reais, unless otherwise indicated **(continued)**

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Profit before taxation (brought forward)	51,541	20,766	58,825	30,891
Income tax and social contribution				
Deferred	(4,103)	1,210	(2,905)	565
For the year			(3,309)	(4,595)
	(4,103)	1,210	(6,214)	(4,030)
Net income before minority interest	47,438	21,976	52,611	26,861
Minority interest			(5,173)	(4,885)
Net income before reversal of interest on own capital	47,438	21,976	47,438	21,976
Reversal of interest on own capital		6,000		6,000
Net income for the year	47,438	27,976	47,438	27,976
Net income per share - R$	0.59	0.35		

The accompanying notes are an integral part of these financial statements.

Brazil Realty S.A. Empreendimentos e Participações

(A free translation of the original in Portuguese prepared in accordance with accounting practices adopted in Brazil)

Statement of Changes in Stockholders' Equity
In thousands of reais

		Revenue reserves				
	Capital	Legal	Profits Retention	Retained earnings	Treasury shares	Total
At December 31, 2000	158,466	7,180	69,415		(6,470)	228,591
Capitalization of interest on own capital-minutes of December 28 meeting	5,100					5,100
Net income for the year				27,976		27,976
Appropriation of net income						
Legal reserve		1,399		(1,399)		
Proposed dividends (Note 14(c))				(20,000)		(20,000)
Interest on own capital				(6,000)		(6,000)
Profits retention reserve			577	(577)		
At December 31, 2001	163,566	8,579	69,992		(6,470)	235,667
Cancellation of all treasury shares - minutes of December 20 meeting				(6,470)	6,470	
Net income for the year				47,438		47,438
Appropriation of net income						
Legal reserve		2,372		(2,372)		
Proposed dividends (Note 14(c))				(11,267)		(11,267)
Profits retention reserve			27,329	(27,329)		
At December 31, 2002	163,566	10,951	97,321			271,838

The accompanying notes are an integral part of these financial statements.

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

(A free translation of the original in Portuguese prepared in accordance with accounting practices adopted in Brazil)

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Financial resources were provided by				
Operations				
Net income for the year	47,438	27,976	47,438	27,976
Expenses (income) not affecting working capital				
Depreciation	600	579	1,767	1,840
Amortization	60	545	60	1,005
Equity in the results and appreciation of quotas	(70,284)	(41,816)		
Amortization of goodwill and other	588	599	507	
Residual value of fixed asset disposals		83	3,114	83
Provision for contingencies	2,892	4,443	4,012	9,282
Financial charges on long-term liabilities	24,434	7,353	24,434	7,353
Appropriation of receipts				(21)
Deferred income tax and social contribution	4,103	(1,210)	2,905	(565)
Minority interest			5,173	4,885
	9,831	(1,448)	89,410	51,838
Resources used in operations		1,448		
Third and related parties				
Transfer from long-term receivables to current	19,604	14,551	74,110	15,667
Dividends received	43,944	39,861		
Transfer of investments to current		36,259		30,041
Transfer of fixed assets to inventories		10,066		11,196
Increase in long-term liabilities				
Loans and financings			281	16
Provision for budgeted costs	4,254		8,769	
Other accounts			198	
Purchase of properties	8,941		11,512	
Stockholders				
Capital increase		5,100		5,100
Total funds provided	86,574	105,837	184,280	113,858

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary and Associated Companies

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais **(continued)**

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Financial resources were used for				
Operations		1,448		
Increase in long-term receivables	6,767	873	58,188	14
Increase in investments	23,196	8,423		
Transfer from current assets to investments	5,487			
Increase in fixed assets and deferred charges	425		1,622	3,462
Decrease in long-term liabilities				
Deferred results on sales of properties	3,795	4,748	7,506	2,095
Transfer to current liabilities of budgeted costs and purchase of properties	17,729	36,678	24,984	18,455
Decrease in minority interest			5,828	5,840
Interest on own capital		6,000		6,000
Dividends	11,267	20,000	11,267	20,000
Total funds used	68,666	78,170	109,395	55,866
Increase in working capital	17,908	27,667	74,885	57,992
Changes in working capital				
Increase in current assets	31,946	86,005	87,712	87,173
Increase in current liabilities	(14,038)	(58,338)	(12,827)	(29,181)
Increase in working capital	17,908	27,667	74,885	57,992

The accompanying notes are an integral part of these financial statements.

1 Operations

The company and its subsidiary and associated companies are engaged in the development of residential and commercial properties, rental of commercial properties, and participations in other companies and in property investment funds as shareholder or quotaholder.

2 Significant Accounting Practices and Presentation of the Financial Statements

The financial statements have been prepared in accordance with accounting practices adopted in Brazil (Corporate Law) and the standards and instructions of the Brazilian Securities Commission (CVM).

In the preparation of financial statements it is necessary to use estimates to record certain assets, liabilities and other operations. The financial statements therefore include various estimates related to the selection of the useful lives of fixed assets, provisions necessary for contingent liabilities and the determination of the provision for taxes and other similar provisions. Therefore, the actual results may differ from those estimated.

(a) Determination of results of developments, sales of properties and others

The costs, commercial expenses and income arising from the development and sale of properties are recognized as established by CVM/SEP/SNC Circular 05/95, in which:

. on credit sales of a concluded unit, the result is appropriated at the time a sale is effected, irrespective of the term for the receipt of the contractual amount;

. on credit sales of an unconcluded unit, the result is appropriated based on the percentage completion of each project, according to the physical measurement of the construction project.

The other receipts and expenses, including advertising and publicity, are appropriated to results on the accrual basis of accounting.

(b) Current assets and long-term receivables

Financial investments are stated at cost, plus accrued earnings up to the balance sheet date.

Properties for sale are stated at cost of acquisition and construction, which do not exceed net realizable value.

The allowance for doubtful accounts receivable is set up by subsidiary companies at amounts considered sufficient to cover estimated losses on realization.

The other assets and receivables are stated at cost or realizable amounts including, when applicable, accrued earnings and monetary variations.

(c) Permanent assets

These assets are stated at cost, monetarily restated up to December 31, 1995, and take into consideration the following aspects:

. Investments in subsidiary, associated companies and property investment funds are evaluated by the equity method, plus unamortized goodwill.

. Depreciation of property and equipment is calculated on the straight-line basis at the annual rates listed in Note 8, which take into consideration the economic useful lives of the assets.

(d) Current and long-term liabilities

The provision for budgeted costs to be incurred is represented by the estimates of budgeted costs of units sold, based on reports issued by the technical area responsible, with an initial corresponding entry to "deferred results on sales of properties". Changes in budgeted costs are recorded as they become known and allocated between cost of sales and deferred results on sales of properties.

The deferred results on sales of properties to be appropriated are represented by the net amount of unit sales, less costs of construction and of land and the commercial expenses inherent to the respective developments, which are realized based on the percentage of completion method.

The other liabilities are stated at known or estimated amounts including, when applicable, related charges and monetary or exchange variations.

(e) Income tax and social contribution on net income

Income tax and social contribution on net income are calculated observing the criteria established by fiscal legislation. In the parent company, they are calculated at the standard rate of 15% for income tax plus a 10% surcharge and at 9% for the social contribution. Certain subsidiary and associated companies with annual sales lower than R$ 24,000, opted for the presumed profit basis. For these companies, income tax and social contribution are calculated at the rates of 8% and 12% on gross revenue, respectively.

Deferred income tax and social contribution are detailed in Note 13.

(f) Consolidated financial statements

The consolidated financial statements comprise the financial statements of Brazil Realty S.A. Empreendimentos e Participações and its subsidiary and associated companies, listed in Note 7. In the consolidated financial statements the intercompany current accounts, receipts and expenses and unrealized profits are eliminated, as well as the investments. Minority interests are disclosed separately. For participations in property investment funds and in jointly-owned subsidiary companies, in which the parent company has a 50% or lower holding, the financial statements are consolidated proportionally.

All amounts in thousands of reais unless otherwise indicated

3 Available Funds

	Parent company		Consolidated		Thousands of U.S. dollars Consolidated	
	2002	2001	2002	2001	2002	2001
Cash and banks						
Local currency	2,155	286	3,561	1,097		
Foreign currency			649	41,280	184	17,790
Investment funds - fixed income (i)						
Local currency	2,031	11,347	4,883	17,386		
Investment funds -variable income						
Local currency	6,641	3,282	6,641	3,282		
Foreign currency (v)						
Cost			1,389	1,733	392	747
Provision for adjustment to market value			(216)		(61)	
Bank Deposit Certificates						
Local currency (ii)	25,994	2,609	32,343	5,500		
Foreign currency (iii)			72,100		20,406	
Public debt securities (iv)						
Foreign currency						
Cost			19,016	9,879	5,382	4,257
Provision for adjustment to market value			(3,961)		(1,121)	
	36,821	17,524	136,405	80,157	25,182	22,794

(i) Average monthly rates between 80% and 100% of CDI (Interbank Deposit Certificates).

(ii) Average monthly rates between 95% and 100% of CDI.

(iii) Rate of 9.55% per annum, with semi-annual interest payment.

(iv) Average rates between 5% and 11% per annum on face value, with semi-annual interest payments.

(v) Includes 288,000 shares of the company, held by the subsidiary Brazil Realty Serviços e Investimentos Ltd., recorded at purchase cost, and amounting to R$ 605.

All amounts in thousands of reais unless otherwise indicated

4 Marketable Securities

	Parent company		Consolidated	
	2002	2001	2002	2001
Fundo de Investimento Imobiliário ABC Plaza Shopping		3,761		
Fundo JK de Investimento Imobiliário		2,442		
Fundo Financial Center de Investimento Imobiliário	2,356	3,040	2,356	3,040
	2,356	9,243	2,356	3,040

Fundo de Investimento Imobiliários ABC Plaza Shopping and Fundo JK de Investimento Imobiliário: the quotas were subject to a secondary distribution, having been offered with the commitment to supplement the earnings of the buyers of these quotas so that they amount to at least 12% per annum on the purchase price, according to CVM registration CVM/SER/SEC/2001/009 dated October 17, 2001. On December 17, 2002 the announcement of the end of the secondary distribution was published, and the remaining balance converted to an investment account (Note 7).

All amounts in thousands of reais unless otherwise indicated

5 Accounts Receivable

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Current				
Developments	29,206	42,288	75,765	107,021
Rentals	630	820	2,468	2,395
Right of use	1	1	235	413
Resale of properties	115	1,221	4,307	2,507
Management services			118	208
Allowance for doubtful accounts			(262)	(310)
	29,952	44,330	82,631	112,234
Long-term				
Developments	32,711	45,570	78,721	94,643

Receivables from sales of developments are mostly restated by the National Civil Construction Index (INCC) up to delivery of the units and afterwards by the General Market Price Index (IGP-M).

All amounts in thousands of reais unless otherwise indicated

6 Properties for Sale

This account represents the costs of units not yet sold and land for future development, as follows:

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Properties under construction	52,331	52,739	75,759	84,578
Properties concluded	10,038	10,859	10,258	10,859
Land	45,306	17,458	91,707	25,911
	107,675	81,056	177,724	121,348

All amounts in thousands of reais unless otherwise indicated

7 Investments

The main information and the movement on investments are summarized as follows:

	Holding - %		Net equity		Net income (loss) for the year	
Information on investees	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**
Property investment funds						
Centro Têxtil Internacional (*)	48.55	47.44	44,659	44,491	151	(758)
ABC Plaza Shopping (*)	19.90	19.99	54,081	58,892	14,150	17,815
Basílio Machado de Investimento Imobiliário (*)	50.00	50.00	13,716	13,899	2,560	2,689
JK de Investimento Imobiliário (*)	33.24	33.37	25,061	25,062	3,844	2,921
Subsidiary and associated companies						
Brazil Realty Serviços e Investimentos Ltd.	99.99	99.99	76,376	47,646	3,816	2,681
Brazil Realty Administração e Locação Ltda.	99.99	99.99	32,369	34,930	4,497	3,789
Tal de Investimento Imobiliário Ltda.	75.00	75.00	7,629	3,035	2,988	(11)
Cybra de Investimento Imobiliário Ltda.	75.00	75.00	24,739	25,228	18,183	18,557
Fifty de Investimento Imobiliário Ltda. (*)	50.00	50.00	1,658	7,081	13,740	4,012
Millennium de Investimentos Imobiliários Ltda.	99.99	99.99	29,478	28,285	1,179	6,174
Forest Hill de Investimentos Imobiliários Ltda. (*)	25.00	25.00	28,700	14,369	14,331	496
Cyset de Investimentos Imobiliários Ltda. (*)	36.99	36.99	3,733	1,957	1,705	20
BRC Serviços S/C Ltda.	99.99	99.99	477	625	337	1,078
BRX Administração de Shopping Centers (*)	49.99	49.99	270	251	(216)	66
Country de Investimentos Imobiliários Ltda. (*)	50.00	50.00	21,028	1,966	4,902	(156)
Tal Empreendimentos Imobiliários Ltda.	75.00	75.00	8,143	13,083	(743)	984
ABC Realty de Investimento Imobiliário Ltda.	95.00	90.00	5,852	9,167	1,340	49
Dinâmica de Investimento Imobiliário Ltda. (*)	50.00	50.00	3,464	7	(478)	
Capital Realty de Investimento Imobiliário Ltda.	99.99	99.99	1,916	130	1,510	(16)
Cyrela Gafisa SPE Ltda.	25.00	99.99	5,829		(915)	
ABC II de Empreendimento Imobiliário Ltda. (*)	34.00	34.00	3,449	3,657	(324)	(3,550)
BAC2 Empreendimentos Imobiliários Ltda. (*)	32.50		34		(2)	
Cyrela Greenwood de Investimentos Imobiliário Ltda. (*)	50.00		96		(4)	
Bracy de Investimentos Imobiliários Ltda.	56.25		3,328		(494)	
Cyrela Classic de Investimentos Imobiliários Ltda.	66.69		1,687			
Expand de Investimentos Imobiliários Ltda.	51.05		2,433		(90)	
Artimóveis de Investimentos Imobiliários Ltda.	99.99		1,241		(46)	
Pintassilgo de Investimentos Imobiliários Ltda.	99.99		1,241		(46)	
Option de Investimentos Imobiliários Ltda.	69.42		2,874		(66)	
Century de Investimentos Imobiliários Ltda.	99.99		1,241		(46)	

(*) Proportional consolidation.

All amounts in thousands of reais unless otherwise indicated

Movement on investments	At December 31, 2001	Capital subscription (reduction)	Dividends	Equity in the results and appreciation of quotas	Other	At December 31, 2002
Property investment funds						
Centro Têxtil Internacional	21,109	1,127	(627)	60	13	21,682
ABC Plaza Shopping	8,010		(2,813)	2,486	(i) 3,079	10,762
Basílio Machado de Investimento Imobiliário	6,949		(1,280)	1,280	(91)	6,858
JK de Investimento Imobiliário	5,922		(1,278)	1,278	(i) 2,408	8,330
Goodwill on acquisition (ii)	2,290				(507)	1,783
	44,280	1,127	(5,998)	5,104	4,902	49,415
Subsidiary and associated companies						
Brazil Realty Serviços e Investimentos Ltd.	47,646			28,722 (iii)		76,368
Brazil Realty Administração e Locação Ltda.	34,930	13	(7,074)	4,497		32,366
Tal de Investimento Imobiliário Ltda.	2,276	2,422	(1,217)	2,241		5,722
Cybra de Investimento Imobiliário Ltda.	18,961	(1,650)	(12,394)	13,637		18,554
Fifty de Investimento Imobiliário Ltda.	3,541	(2,465)	(7,117)	6,870		829
Millennium de Investimentos Imobiliários Ltda.	28,296			1,190	(11)	29,475
Forest Hill de Investimentos Imobiliários Ltda.	3,592			3,583		7,175
Cyset de Investimentos Imobiliários Ltda.	724	26		631		1,381
BRC Serviços S/C Ltda.	625	115	(600)	337		477
BRX Administração de Shopping Centers	125	118		(108)		135
Country de Investimentos Imobiliários Ltda.	983	7,678	(598)	2,451		10,514
Tal Empreendimentos Imobiliários Ltda.	9,812	3,522	(6,670)	(557)		6,107
ABC Realty de Investimento Imobiliário Ltda.	8,714	(2,176)	(2,252)	1,273		5,559
Dinâmica de Investimento Imobiliário Ltda.	4	1,967		(239)		1,732
Capital Realty de Investimento Imobiliário Ltda.	120	286		1,502	8	1,916
Cyrela Gafisa SPE Ltda.		1,686		(229)		1,457
ABC II de Empreendimento Imobiliário Ltda.	1,307		(24)	(110)		1,173
BAC2 Empreendimentos Imobiliários Ltda.		12			(1)	11
Cyrela Greenwood de Investimentos Imobiliários Ltda.		50		(4)	2	48
Bracy de Investimentos Imobiliários Ltda.		2,150		(277)	(1)	1,872
Cyrela Classic de Investimentos Imobiliários Ltda.		1,125				1,125
Expand de Investimentos Imobiliários Ltda.		1,288		(46)		1,242
Artimóveis de Investimentos Imobiliários Ltda.		1,287		(46)		1,241
Pintassilgo de Investimentos Imobiliários Ltda.		1,287		(46)		1,241
Option de Investimentos Imobiliários Ltda.		2,041		(46)		1,995
Century de Investimentos Imobiliários Ltda.		1,287		(46)		1,241
	161,656	22,069	(37,946)	65,180	(3)	210,956
	205,936	23,196	(43,944)	70,284	4,899	260,371

(i) Transferred to marketable securities (Note 4).

(ii) The goodwill on investments in Fundo ABC Plaza and Fundo Basílio Machado will be amortized over ten years or upon sale of the investments.

(iii) Includes exchange rate variations.

All amounts in thousands of reais unless otherwise indicated

Dividends receivable

The balance of R$ 8,341 at December 31, 2002 in the parent company is represented by credits with Fundo ABC Plaza (R$1,226), Fundo JK (R$ 148) and Brazil Realty Serviços e Investimentos Ltd. (R$ 6,967).

The financial statements of subsidiary company Brazil Realty Serviços e Investimentos Ltd., headquartered in Bahamas, expressed in U.S. dollars, were converted into reais by the current rate method at the exchange rate effective on December 31, 2002 (R$ 3.5333).

8 Property and Equipment

	Parent company		Consolidated		Annual depreciation -rate %
	2002	2001	2002	2001	
Land	5,315	5,315	17,227	17,407	
Buildings	13,864	13,864	57,102	60,557	1.27 to 2.5
Machinery and equipment	90	78	90	78	10
Furniture and fixtures	233	220	242	220	10
Telephone lines	196	196	196	196	
Computers	831	425	839	425	20
Constructions in progress			1,760	717	
Other	336	342	484	316	
	20,865	20,440	77,940	79,916	
Accumulated depreciation	(2,299)	(1,699)	(7,490)	(6,207)	
	18,566	18,741	70,450	73,709	

The annual depreciation rates of buildings reflect the remaining estimated useful lives as revised by an independent appraiser in 1997.

All amounts in thousands of reais unless otherwise indicated

9 Loans and Financings

	Parent company		Consolidated	
	2002	2001	2002	2001
Fixed rates notes - US$ 20,145 thousand	71,162	46,728	71,162	46,728
Financings - local currency	22,932	7,335	23,229	7,351
Loans - US$ 1,455 thousand			5,141	
Interest payable	3,218	2,130	3,218	2,130
	97,312	56,193	102,750	56,209
Current liabilities	(26,150)	(9,465)	(31,291)	(9,465)
Long-term liabilities	71,162	46,728	71,459	46,744

Fixed rate notes (debt securities) - In July 1997 the parent company obtained US$ 75,000 thousand and in 1998 and 1999 effected the repurchase and cancellation of US$ 54,855 thousand. The notes mature in July 2005, with semiannual interest payments at the rate of 10.05% per annum, and may be redeemed in advance as from July 2002, through purchase and sale options, which have not been exercised to date. This issue has certain restrictive covenants concerning company indebtedness, guarantees, transfers of assets, leaseback transactions, transactions with related companies, mergers, incorporations and others. Full details of the public offering are described in the offering prospectus published on July 16, 1997.

The financings in local currency are subject to interest of 11.0% per annum plus the Referential Rate (TR) variation, maturing in November and December 2003. Receivables from developments were offered in guarantee of these financings.

The loans in foreign currency (US$ 1,455 thousand) are subject to interest of 1.5% per annum plus LIBOR. Financial investments in public debt securities were offered in guarantee of these loans (Note 3).

All amounts in thousands of reais unless otherwise indicated

10 Related Companies

Balances presented in the parent company financial statements are as follows:

(a) Loans

	Assets		Liabilities	
	2002	2001	2002	2001
Fifty de Investimento Imobiliário Ltda. (i)	5,053	5,053		
Cybra de Investimento Imobiliário Ltda. (i)	148	148		2,094
BRX Administração de Shopping Centers (i)		79		
BRC Serviços S/C Ltda. (i)		128	427	
Country de Investimentos Imobiliários Ltda. (i)	1,941	1,923		
Brazil Realty Administração e Locação Ltda. (i)			15,780	19,528
Brazil Realty Serviços e Investimentos Ltd. (ii)	442	290		
Centro Têxtil Internacional				9
Capital Realty de Investimento Imobiliário Ltda (i)	140	81		
Millennium de Investimentos Imobiliários Ltda. (i)			21,367	9,568
	7,724	7,702	37,574	31,199

(i) The parent company participates in property developments with other parties via related companies. The management structure of these companies and cash management are centralized in the parent company, which controls the development of construction and the budgets. Accordingly, the parent company ensures that the resources necessary for each venture are available and allocated as planned. The origins and applications of development resources transit through the accounts maintained with related companies, which are not subject to restatement or financial charges, and have no predetermined maturity dates.

The average term for development and completion of ventures in which the resources are applied is three years, always based on projects and physical/financial schedules for each construction. This manner of allocation of resources of the parent company permits that the conditions negotiated with each party in each venture are concentrated in specific structures which are the most appropriate considering their characteristics.

(ii) The balances with Brazil Realty Serviços e Investimentos Ltd. refer to loans without pre determined maturities, equivalent to US$ 125 thousand.

All amounts in thousands of reais unless otherwise indicated

(b) Current accounts with development partners

These current accounts are also generated from the development of properties as described in item (a) of this note. The balances existing with the companies are related to the following ventures:

	Parent company		Consolidated	
	2002	2001	2002	2001
Faria Lima Square	14,807	14,339	12,356	14,339
JK 1.455	18,252	1,472	13,801	1,472
Les Jardins	6,675	4,925		
Place Vendome	2,769	2,587		
Ipiranga Premium	3,211	134		
Perdizes Privilege	3,847	1,919		
Perdizes Project	4,067	2,023		
Home Stay Paulistano	2,232			
Mandarim	2,150			
Flores do Campo	1,930	1,383		
Other	2,292	3,075	(1,323)	2,481
	62,232	31,857	24,834	18,292

Resources received are settled, together with the participation of partners in the profitability of each development, based on individually signed agreements, in accordance with the cash flow of each venture. The average term to develop and complete is three years, always based on projects and physical/financial schedules of each construction.

All amounts in thousands of reais unless otherwise indicated

(c) Construction and property management

The company uses the structure of other companies of the Cyrela group for: (i) Construction Management: the technical responsibility for projects, coordination and global inspection of the construction stages, control of all the contractors and specialized labor. For these services a percentage of 10% on the costs incurred on construction is paid; and (ii) Property Management: the strategy and feasibility of the ventures as well as management of the support units (purchase of land, marketing, IT, treasury, legal, other). For these services agreements have been reached for the payment of percentages on sales realized (from 1% to 2%, based on sales volume) and on effective receipts from customers in each year. The amounts and forms of contracting these services are the same as those practiced by companies that operate in the property market. The amount paid for these services was R$ 13,258 (2001 - R$ 12,518).

During 2002, the company disbursed R$ 939 for services related to the maintenance of its commercial ventures, rendered by companies of the Brazil Realty and Cyrela groups.

11 Deferred Results on Sales of Properties

	Parent company		Consolidated	
	2002	2001	2002	2001
Deferred sales revenue	18,305	51,747	95,254	115,470
Deferred cost of sales	(16,120)	(44,038)	(56,228)	(67,725)
Deferred commercial expenses	(611)	(2,340)	(1,363)	(2,576)
Deferred profit	1,574	5,369	37,663	45,169

All amounts in thousands of reais unless otherwise indicated

12 Provision for Contingencies

This provision refers to lawsuits still in process related to the questioning of the following main taxes:

	Parent company		Consolidated	
	2002	2001	2002	2001
COFINS on sale of properties (ii)	9,302	8,287	9,302	8,287
Total offset of tax losses (financial charges)	4,660	3,844	4,660	3,844
Expansion of the calculation basis of PIS (i) and COFINS	2,927	1,866	2,927	1,866
COFINS and CSLL (iii) in companies without employees			6,024	4,904
	16,889	13,997	22,913	18,901

(i) PIS - Social Integration Program.
(ii) COFINS - Social Contribution on Revenues.
(iii) CSLL - Social Contribution on Net Income.

All amounts in thousands of reais unless otherwise indicated

13 Income Tax and Social Contribution

(a) Deferred

Deferred income tax and social contribution on net income were calculated in accordance with the criteria mentioned in Note 2(e), and are summarized as follows:

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Assets				
On tax losses and negative CSLL basis (i)	7,755	4,408	7,755	4,408
On temporarily non-deductible amounts (ii)		5,304		5,304
On difference between revenue taxed on the cash basis and the amount recognized on the accrual basis - percentage of completion of constructions (iii)			522	379
	7,755	9,712	8,277	10,091
Liabilities				
On temporarily non taxable amounts (ii)			(1,133)	
On difference between revenue taxed on the cash basis and the amount recognized on the accrual basis - percentage of completion of constructions (iii)	(7,755)	(5,609)	(7,755)	(7,797)
	(7,755)	(5,609)	(8,888)	(7,797)
Net amount of income tax and social contribution		4,103	(611)	2,294
Credit (charge) to results of income tax and social contribution	(4,103)	1,210	(2,905)	565

The parent company records deferred income tax and social contribution credits arising from tax losses and negative social contribution bases in amounts equivalent to that of the deferred tax liabilities arising from the difference between revenue recorded on the cash basis and on the accrual basis.

All amounts in thousands of reais unless otherwise indicated

Considering the present context of the parent company's operations, which mainly comprise participations in other companies, no tax credits were set up on the remaining balances of tax losses and negative social contribution bases, as well as on the balance of temporarily non-deductible expenses in the determination of taxable income, which are mainly represented by provisions for contingencies, the deductibility of which is conditioned to final judgement of the processes, with no estimated term for final judgement.

(b) For the year

The parent company does not have taxable income for the year. Also, it has the following balances at December 31, 2002 to be offset, deducted or added to future taxable income:

(i) Tax losses and negative social contribution bases of R$ 35,737 and R$ 37,908 (2001 - R$ 12,527 and R$ 14,179), respectively.

(ii) Temporarily non-deductible expenses for income tax and social contribution calculation purposes of R$ 23,343 and R$ 21,173 (2001 - R$ 16,038 and R$ 14,386), respectively, mainly comprising provisions for tax contingencies, the deductibility of these expenses being dependent on final judgement of the processes.

(iii) Difference between revenue taxed on the cash basis and on the accrual basis (percentage of completion of construction) of R$ 22,809 (2001 - R$ 16,496), the taxation of which occurs over the average term of 5 years, on receipt of sales and conclusion of construction.

As mentioned in Note 2(e), the charges for income tax and social contribution on the taxable income of subsidiary and associated companies, according to Law 9718/98, are calculated on the presumed profits tax regime, the calculation basis being company revenue. Income tax was calculated at the rate of 15% on taxable income plus a 10% additional, when applicable, and the social contribution at the rate of 9%.

All amounts in thousands of reais unless otherwise indicated

14 Stockholders' Equity

(a) Capital

Capital comprises 79,780,800 (2001 - 82,502,800) registered nominative shares with no nominal value, of which 38,500,000 are common and 41,280,800 (2001 - 44,002,800) preferred.

The Administrative Council is authorized to increase capital, independently of a general meeting or change of statutes, up to the limit of 140,000,000 shares.

Preferred shares are non-voting, but have priority in the payment of dividends and capital reimbursement as well as to receive dividends 10% higher than that for common shares.

(b) Treasury shares

At December 20, 2002, the company cancelled all treasury shares, corresponding to 2,722,000 preferred shares

(c) Appropriation of net income for the year

Net income for the year, after the offsets and deductions prescribed by law and in conformity with the statutes, is appropriated as follows:

. 5% to the legal reserve, until it reaches 20% of paid-up capital.

. 25% of the balance, after the legal reserve transfer, to be used for payment of the obligatory minimum dividend to all stockholders.

. Formation of a profits retention reserve, based on company budgets to finance additional applications in fixed and working capital and the expansion of activities, and can be formed with up to 100% of the remaining net income after the legal and statutory appropriations, but may not exceed paid-up capital.

All amounts in thousands of reais unless otherwise indicated

The calculation of proposed dividends is as follows:

	Parent company	
	2002	**2001**
Net income for the year	47,438	27,976
Constitution of legal reserve	(2,372)	(1,399)
Calculation basis	45,066	26,577
Statutory minimum dividend - %	25	25
Obligatory minimum dividend	11,267	6,644
Supplementary dividend		13,356
Proposed dividend	11,267	20,000

At December 31, 2002, dividends per share can be summarized as follows:

Shares	**Number of shares**	**Shares with right to dividends**	**Dividends to distribute**	**Dividends per thousand shares - reais**
Preferred	41,280,800	41,280,800	6,097	147.69
Common	38,500,000	38,500,000	5,170	134.27
	79,780,800	79,780,800	11,267	

All amounts in thousands of reais unless otherwise indicated

15 Benefits

The company does not have private pension plans for employees, but makes monthly contributions, based on the payroll, to pension funds and the government social security program, which are recorded as expenses on the accrual basis of accounting.

The company has statutory authorization to grant stock purchase options to managers, employees and services providers, according to Attachment II to the minutes of the Ordinary and Extraordinary General Meetings held on April 30, 1999. Up to December 31, 2002 no purchase options had been exercised.

16 Financial Instruments

The parent company participates in transactions involving financial instruments, all recorded in balance sheet accounts, to meet its needs and to reduce exposure to market, currency and interest rate risks. Management of these risks is effected by defining strategies, establishing control systems and determining position limits.

(a) Considerations on risks

. Credit risk: evaluated as practically zero in view of the real guarantee of recovery of its products in case of default.

. Currency risk: as mentioned in Note 9, at December 31, 2002 loans and financings in foreign currency amounted to US$ 21,600 thousand and, as mentioned in Note 3, assets amounted to US$ 25,182 thousand.

. Interest rate risk: as mentioned in Note 9, a significant part of loans and financings was contracted by the parent company in foreign currency with pre fixed interest of 10.05% per annum, the contracted interest rates not being subject to fluctuations. The interest rates on financial investments are mentioned in Note 3. Also, as mentioned in Note 10, a significant part of balances with related companies and of those with partners in ventures are not subject to interest.

All amounts in thousands of reais unless otherwise indicated

(b) Valuation of financial instruments

The main financial instruments, assets and liabilities of the parent company at December 31, 2002 are described below, as well as the criteria for valuation:

. Available funds (Note 3): the market values of these assets do not differ significantly from the amounts presented in the financial statements. The contractual rates reflect usual market conditions.

. Marketable securities (Note 4): the market value of the property investment funds totals R$ 3,430, with a variation of 45.59% in relation to book value.

. Investments in subsidiary and associated companies (Note 7): the market value of property investment funds based on the latest negotiations is summarized below; for the other investments there are no quotations on the stock market and accordingly sufficient assumptions to attribute a market value are not available:

Fund	Book value	Market value	Variation - %
Centro Têxtil Internacional	21,682	24,824	14.49
ABC Plaza Shopping	10,762	26,485	146.10
JK de Investimento Imobiliário	8,330	11,234	34.86
Basílio Machado de Investimento Imobiliário	6,858	11,710	70.75
	47,632	74,253	

. Loans and financings: the conditions and terms of loans and financings obtained are presented in Note 9.

17 Insurance

The company and its subsidiary and associated companies have civil responsibility insurance against involuntary personal damages to third parties and material damages to tangible assets, as well as coverage for fire, lightning, electrical damages, natural phenomena or gas explosion risks at insured properties. Coverage is considered sufficient by management for any risks related to the assets and/or responsibilities.

* * *

(A free translation of the original in Portuguese)

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary Companies

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)

September 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review of Quarterly Information

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Brazil Realty S.A. Empreendimentos e Participações, for the quarters and periods ended September 30 and June 30, 2003 and September 30, 2002. This information is the responsibility of the Company's management.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

São Paulo, November 14, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Celso Luiz Malimpensa
Contador CRC 1SP159531/O-0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2003

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

4 - State Registration Number – NIRE
35300137728

01.02 - HEAD OFFICE

1 – ADDRESS				2 - SUBURB OR DISTRICT
Av. Eng. Roberto Zuccolo, 555, sala 94				Vila Leopoldina
3 – POSTAL CODE	4 – MUNICIPALITY			5 - STATE
05307-190	São Paulo			SP
6 - AREA CODE	7 – TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
011	3839-7279			
11 - AREA CODE	12 – FAX	13 - FAX	14- FAX	
011	3839-7323			

15 - E-MAIL
br@brazilrealty.com.br

01.03 –INVESTOR RELATIONS OFFICER (Company mail address)

1 – NAME				
Luiz Largman				
2 – ADDRESS				3 - SUBURB OR DISTRICT
Av. Brig. Faria Lima, 3400 – 10°. Andar				Vila Olimpia
4 – POSTAL CODE	5 – MUNICIPALITY			6 - STATE
04538-132	São Paulo			SP
7 - AREA CODE	8 – TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	4502-3153			
12 - AREA CODE	13 – FAX	14 - FAX	15 - FAX	
011	4502-3140			

16 - E-MAIL
drinvest@brazilrealty.com.br

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1.1.2003	12.31.2003	3	7.1.2003	9.30.2003	2	4.1.2003	6.30.2003

9 – Independent Accountants	10 - CVM Code
PricewaterhouseCoopers Auditores Independentes	00287-9
11 – Partner Responsible	12 – Individual Taxpayers' Registration Number of the Partner Responsible
Celso Luiz Malimpensa	009.637.118-81

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2003

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - Federal Corporate Taxpayers' Registration Number (CNPJ)**
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (THOUSAND)	1 – CURRENT QUARTER 9/30/2003	2 - PRIOR QUARTER 6/30/2003	3 - SAME QUARTER IN PRIOR YEAR 9/30/2002
Paid-up capital			
COMMON	38,500	38,500	38,500
PREFERRED	41,280	41,280	44,003
TOTAL	79,780	79,780	82,503
Treasury stock			
COMMON	0	0	0
PREFERRED	3	0	2,722
TOTAL	3	0	2,722

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Industrial and Other

2 – SITUATION
Operating

3 – NATURE OF OWNERSHIP
Private National

4 - ACTIVITY CODE
1170000 – *Participation and Administration*

5 - MAIN ACTIVITY
Property development

6 – TYPE OF CONSOLIDATION
Full

7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANTS
Without Exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-CNPJ	3-NAME

01.08 – DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1- ITEM	2-EVENT	3- DATE OF APPROVAL	4- DISTRIBUTION TYPE	5- START OF PAYMENT	6-TYPE OF SHARE	7-DISTRIBUTION PER SHARE

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2003

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1- Item	2 – Date of alteration	3 - Capital (in thousands of reais)	4 – Amount of the alteration (in thousands of reais)	5 - Nature of alteration	7 - Number of shares issued (thousand)	8 - Share price on issue date (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – Date	2 – Signature
11/14/2003	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME - CNPJ	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.01- Balance Sheet - Assets (in thousands of reais)

1 - Code	2 - Description	3 – 9/30/2003	4 – 6/30/2003
1	Total assets	545,428	520,473
1.01	Current assets	186,330	203,847
1.01.01	Available funds	40,478	39,260
1.01.01.01	Bank current accounts	428	635
1.01.01.02	Financial investments	40,050	38,625
1.01.02	Receivables	41,155	51,666
1.01.02.01	Marketable securities	2,234	2,265
1.01.02.02	Taxes recoverable	9,550	9,316
1.01.02.03	Advances to third parties	190	21
1.01.02.05	Accounts receivable	24,954	33,086
1.01.02.07	Dividends receivable	453	3,249
1.01.02.08	Debit notes receivable	3,097	3,007
1.01.02.09	Other	677	722
1.01.03	Inventories	103,032	111,529
1.01.03.01	Properties concluded	50,635	10,038
1.01.03.02	Properties under construction	47,708	56,001
1.01.03.03	Land	4,689	45,490
1.01.04	Other	1,665	1,392
1.02	Long-term receivables	47,810	37,121
1.02.01	Sundry receivables	28,511	21,858
1.02.01.01	Accounts receivable	28,503	21,855
1.02.01.20	Other	8	3
1.02.02	Receivables from related companies	10,354	7,642
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	10,354	7,642
1.02.02.03	Other related companies	0	0
1.02.03	Other	8,945	7,621
1.02.03.01	Deferred income tax and social contribution	8,945	7,621
1.03	Permanent assets	311,288	279,505
1.03.01	Investments	284,333	260,985
1.03.01.01	Associated companies	0	0
1.03.01.01.01	Investments valued on the equity method	0	0
1.03.01.02	Subsidiary companies	284,333	260,985
1.03.01.02.01	Investments valued by the equity method	235,641	211,892
1.03.01.02.02	Participation in funds	48,692	49,093
1.03.01.03	Other investments	0	0
1.03.02	Property and equipment	26,837	18,381
1.03.02.01	Property and equipment, net	26,837	18,381
1.03.03	Deferred charges	118	139
1.03.03.01	Net pre-operating expenses	118	139

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 – Code	2 – Description	3 – 9/30/2003	4 - 6/30/2003
2	Total liabilities and stockholders' equity	545,428	520,473
2.01	Current liabilities	159,829	154,923
2.01.01	Loans and financing	29,247	29,156
2.01.02	Debentures	0	0
2.01.03	Suppliers	2,323	2,941
2.01.04	Taxes, charges and contributions	2,085	2,189
2.01.05	Dividends payable	0	0
2.01.06	Provisions	7,856	8,211
2.01.06.01	Estimated costs to complete projects	7,669	8,059
2.01.06.02	Provision for 13th month salary and vacation pay	187	152
2.01.07	Payables to related companies	111,122	106,996
2.01.07.01	Loans - subsidiary and associated companies	44,995	44,748
2.01.07.02	Current accounts with development partners	66,127	62,248
2.01.08	Other	7,196	5,430
2.01.08.02	Other payables	7,196	5,430
2.02	Long-term liabilities	77,295	75,366
2.02.01	Loans and financing	58,892	57,856
2.02.01.04	Foreign loans and financing	58,892	57,856
2.02.02	Debentures	0	0
2.02.03	Provisions	17,350	16,457
2.02.03.03	Estimated costs to complete projects	555	1,828
2.02.03.04	Provision for tax contingencies	7,850	7,008
2.02.03.05	Deferred income tax and social contribution	8,945	7,621
2.02.04	Payables to related companies	0	0
2.02.05	Other	1,053	1,053
2.03	Deferred income	1,499	3,046
2.03.01	Deferred results on sales of properties	1,499	3,046
2.05	Stockholders' equity	306,805	287,138
2.05.01	Paid-up capital	163,566	163,566
2.05.02	Capital reserves	(11)	(11)
2.05.02.01	Treasury shares	(11)	(11)
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	108,272	108,272
2.05.04.01	Legal	10,951	10,951
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for dividends not distributed	0	0
2.05.04.07	Other revenue reserves	97,321	97,321
2.05.04.07.01	Profits retention	97,321	97,321
2.05.05	Retained earnings	34,978	15,311

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number – CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

03.01- Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 7.1.2003 to 9.30.2003	4 - 1.1.2003 to 9.30.2003	5 - 7.1.2002 to 9.30.2002	6 - 1.1.2002 to 9.30.2002
3.01	Gross sales and/or services	10,986	30,794	15,858	54,730
3.01.01	Developments	8,206	24,956	14,154	49,169
3.01.02	Resale of properties	0	0	0	0
3.01.03	Rent of properties	2,780	5,838	1,704	5,561
3.01.04	Services rendered	0	0	0	0
3.01.05	Right of use	0	0	0	0
3.02	Deductions from gross sales and/or services	(622)	(1,777)	(1,345)	(2,242)
3.03	Net sales and/or services	10,364	29,017	14,513	52,488
3.04	Cost of sales and/or services	(2,596)	(13,696)	(7,953)	(32,670)
3.04.01	Properties sold	(2,558)	(13,342)	(7,838)	(32,194)
3.04.02	Properties resold	0	0	0	0
3.04.03	Rented properties	(38)	(354)	(115)	(476)
3.05	Gross profit	7,768	15,321	6,560	19,818
3.06	Operating (expenses) income	11,899	19,657	10,247	13,953
3.06.01	Selling	(1,887)	(6,387)	(3,065)	(8,158)
3.06.02	General and administrative	(1,356)	(6,976)	726	(5,911)
3.06.02.01	General and administrative	(1,220)	(6,736)	754	(5,730)
2.06.02.02	Management fees	(136)	(240)	(28)	(181)
3.06.03	Financial	(1,552)	9,249	(20,719)	(33,161)
3.06.03.01	Financial income	1,767	18,507	1,460	3,890
3.06.03.02	Financial expenses	(3,319)	(9,258)	(22,179)	(37,051)
3.06.04	Other operating income	1,013	2,780	1,593	3,328
3.06.05	Other operating expenses	121	121	0	0
3.06.06	Equity in the results of subsidiary and associated companies	15,560	20,870	31,712	57,855
3.07	Operating profit	19,667	34,978	16,807	33,771
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration *Number* - CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

03.01- Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 7.1.2003 to 9.30.2003	4 - 1.1.2003 to 9.30.2003	5 - 7.1.2002 to 9.30.2002	6 - 1.1.2002 to 9.30.2002
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxation/profit sharing	19,667	34,978	16,807	33,771
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	(4,729)	(4,103)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	19,667	34,978	12,078	29,668
	Number of shares, *excluding treasury* (thousand)	79,777	79,777	79,781	79,781
	Net income per share	0.24652	0.43845	0.15139	0.37187
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1 Operations

The company and its subsidiaries and associated companies are engaged in the development of residential and commercial properties, rentals of commercial properties, and holdings in other companies or in property investment funds as shareholder or quotaholder.

2 Significant Accounting Practices and Presentation of the Financial Statements

The financial statements have been prepared in conformity with accounting practices adopted in Brazil, which are derived from Brazilian corporate legislation and the rules and instructions of the Brazilian Securities Commission (CVM).

In the preparation of financial statements, it is necessary to use estimates to record certain assets, liabilities and other transactions. The financial statements therefore include various estimates related to the selection of the useful lives of property and equipment, the provisions necessary for contingent liabilities and the determination of provisions for taxes and other similar provisions. Actual results may differ from those estimated.

(a) Determination of the results of development and sale of properties and others

The costs, commercial expenses and income arising from the development and sale of properties are recognized as established by CVM/SEP/SNC Circular 05/95, as follows:

- on credit sales of a concluded unit, the result is recognized at the time a sale is effected, irrespective of the term for the receipt of the contractual amount;
- on credit sales of an unconcluded unit, the result is recognized based on the percentage of completion of each project, according to the physical measurement of the construction, multiplied by the revenue (readjusted in accordance with the sales contract conditions), the total construction cost and selling expenses.

The other income and expenses, including advertising and publicity, are appropriated to results on the accrual basis of accounting.

(b) Current assets and long-term receivables

Financial investments are stated at cost plus accrued earnings up to the balance sheet date.

Properties for sale are stated at cost of acquisition and construction, which does not exceed net realizable value.

The allowance for doubtful accounts receivable is recorded by subsidiary companies at amounts considered sufficient to cover estimated losses on realization.

The other assets and receivables are stated at cost or realizable amounts including, when applicable, accrued earnings and monetary variations.

(c) Permanent assets

These are stated at cost, monetarily restated up to December 31, 1995, and take into consideration the following aspects:

- Investments in subsidiary and associated companies and property investment funds are recorded under the equity method, plus unamortized goodwill.

- Depreciation of property and equipment is calculated on the straight-line basis at the annual rates listed in Note 8, which take into consideration the economic useful lives of the assets.

(d) Current and long-term liabilities

The provision for estimated costs to complete projects represents the estimates of budgeted costs to be incurred on sold units of property developments, based on reports prepared by the responsible technical area, with an initial contra-entry to deferred results on sales of properties. Changes in budgeted costs are recorded as they become known and are allocated between cost of sales and deferred results on sales of properties.

The deferred results on sales of properties are represented by the net amount of unit sales, less costs of construction and land and selling expenses inherent to the respective property developments, which are realized based on the physical progress of the construction.

The other liabilities are stated at known or estimated amounts including, when applicable, related charges and monetary or exchange variations.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(e) Income tax and social contribution on net income

Income tax and social contribution are calculated observing the criteria established by fiscal legislation. In the parent company, they are calculated at the standard rate of 15% plus a 10% surcharge for income tax and at 9% for social contribution. Certain subsidiary and associated companies with annual sales lower than R$ 48,000 in the prior year (2002), opted for the presumed profits tax system. For these companies, taxable income for income tax and social contribution purposes is calculated at the rates of 8% and 12% on gross sales, respectively.

Deferred income tax and social contribution are commented in Note 13.

(f) Consolidated financial statements

The consolidated financial statements include the financial statements of the parent company, Brazil Realty S.A. Empreendimentos e Participações, and its subsidiary and associated companies listed in Note 7. In the consolidated financial statements, the intercompany current accounts, income and expenses and unrealized profits are eliminated, as well as the investments. Minority interest is disclosed separately. For participations in property investment funds and jointly-controlled companies in which the parent company has a 50% or lower holding, the financial statements are consolidated proportionally.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

3 Available Funds

	Parent company		Consolidated		Thousands of US$ Consolidated	
	09/2003	06/2003	09/2003	06/2003	09/2003	06/2003
Cash and banks						
Local currency	428	635	1,706	1,536	-	-
Foreign currency	-	-	616	1,201	211	418
Investment funds – fixed income (i)						
Local currency	1,597	2,430	3,406	5,241	-	-
Investment funds – variable income						
Local currency	4,929	8,649	5,421	8,997	-	-
Foreign currency (v)						
Cost	-	-	9,681	1,323	3,311	461
(-) Provision adjustment to market value	-	-	(44)		(15)	
Bank Deposit Certificates						
Local currency (ii)	33,524	27,546	38,387	33,297	-	-
Foreign currency (iii)	-	-	58,277	58,561	19,935	20,390
Public debt securities (iv)						
Foreign currency						
Cost	-	-	3,698	9,800	1,265	3,412
(-) Provision adjustment to market value	-	-	-		-	
	40,478	39,260	121,148	119,956	24,707	24,681

(i) Average monthly rates between 80% and 100% of CDI
(ii) Average monthly rates between 95% and 100% of CDI
(iii) Rate of 9.55% per annum, with semi-annual payment of interest
(iv) Average rates between 5% and 11% per annum on face value, with semi-annual payment of interest
(v) Includes 288,000 shares of the company held by the subsidiary company Brazil Realty Serviços e Investimentos Ltd., presented at acquisition cost, in the amount of R$ 605.

4 Marketable Securities

Represented by 2,945,629 quotas (7.81% ownership) of Fundo Financial Center de Investimento Imobiliário.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

5 Accounts Receivable

	Parent company		Consolidated	
	09/2003	06/2003	09/2003	06/2003
Current				
Developments	24,198	32,140	68,506	68,578
Rentals	756	815	2,549	2,688
Assignment of use	-	-	74	61
Resale of properties	-	131	681	1,078
Administrative services	-	-	112	69
Allowance for doubtful accounts	-	-	(290)	(259)
	24,954	33,086	71,632	72,215
Long-term				
Developments	28,503	21,855	111,715	76,500

Receivables from sales of developments are mostly restated by the National Civil Construction Index (INCC) up to completion (keys delivery) and afterwards by the General Market Price Index (IGP-M).

The variation in the quarter refers mainly to recognition of the implementation of the Mandarim and A Reserva developments.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

6 Properties for Sale

This account represents the costs of units not yet sold and land for future developments, as follows:

	Parent company		Consolidated	
	09/2003	06/2003	09/2003	06/2003
Properties concluded	50,635	10,038	50,836	13,058
Properties under construction	47,708	56,001	119,599	79,928
Land	4,689	45,490	15,531	99,120
	103,032	111,529	185,966	192,106

7 Investments

The changes and main information on investments are summarized as follows:

	Holding %		Net equity		Net income (loss) for the period	
Information on investees	**09/2003**	**06/2003**	**09/2003**	**06/2003**	**09/2003**	**06/2003**
Property investment funds (*)						
Centro Têxtil Internacional	48.55	48.55	44,077	44,046	(512)	(580)
ABC Plaza Shopping	19.90	19.90	55,047	55,103	10,549	7,303
Basílio Machado Investimento Imobiliário	50.00	50.00	13,246	13,438	1,794	1,372
JK de Investimento Imobiliário	33.24	33.24	25,018	25,070	2,453	1,653
Subsidiary companies						
Option de Investimentos Imobiliários Ltda.	99.99	99.99	3,357	2,518	(70)	(56)
Millennium de Investimentos Imobiliários Ltda.	99.99	99.99	29,769	29,893	1,605	1,732
Century de Investimentos Imobiliários Ltda.	99.99	99.99	8,050	5,988	(82)	(55)
BRC Serviços S/C Ltda.	99.99	99.99	753	769	511	292
Brazil Realty Serviços e Investimentos Ltd.	99.99	99.99	71,575	67,733	8,383	5,659
Brazil Realty Administração e Locação Ltda.	99.99	99.99	31,940	32,023	383	294
ABC Realty de Investimento Imobiliário Ltda.	95.00	95.00	13,758	8,732	5,309	2,316
Tal Empreendimentos Imobiliários Ltda.	75.00	75.00	5,388	4,923	646	47
Tal de Investimento Imobiliário Ltda.	75.00	75.00	6,860	7,240	370	497
Cybra de Investimento Imobiliário Ltda.	75.00	75.00	24,184	21,452	(10)	(202)
Capital Realty de Invest. Imobiliário Ltda.	99.99	99.99	7,060	3,986	4,764	1,823

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Holding %		Net equity		Net income (loss) for the period	
Information on investees	**09/2003**	**06/2003**	**09/2003**	**06/2003**	**09/2003**	**06/2003**
Cyrela Bracy de Invest.Imobiliários Ltda.	56.25	56.25	(114)	(87)	(421)	(1,020)
Expand de Investimentos Imobiliários Ltda.	51.05	51.05	-	3,432	-	(70)
Jointly-controlled subsidiaries(*)						
Fifty de Investimento Imobiliário Ltda.	50.00	50.00	9,220	4,508	13,086	8,174
Country Investimentos Imobiliários Ltda.	50.00	50.00	22,648	21,952	2,740	2,044
Cyrela Dinâmica de Invest.Imobiliário Ltda.	50.00	50.00	4,538	4,582	(796)	(752)
Cyrela Greenwood Invest. Imobiliários Ltda	50.00	50.00	602	214	(111)	(47)
Cyrela Classic de Invest. Imobiliários Ltda.	50.00	50.00	3,110	3,064	(45)	(77)
Cyrela Sanset de Invest. Imobiliários Ltda	50.00	50.00	11,230	44	(17)	(3)
Cyrela Greenfield de Invest. Imobiliários Ltda	50.00	50.00	894	818	(66)	(42)
Cyrela Vermont de Invest. Imobiliários Ltda	50.00	50.00	384	302	(254)	(164)
Cyrela White River de Invest. Imob. Ltda.	50.00	50.00	1,440	1,228	(160)	(100)
BRX Administração de Shopping Centers	49.99	49.99	250	208	35	(161)
Cyset de Investimentos Imobiliários Ltda	36.99	36.99	6,083	6,248	2,494	2,015
ABC II Empreendimento Imobiliário Ltda.	34.00	34.00	4,197	3,176	1,415	227
BAC2 Empreendimentos Imobiliários Ltda.	32.50	32.50	584	437	(47)	(63)
Forest Hill Investimentos Imobiliários Ltda.	25.00	25.00	42,212	39,772	18,371	11,931
Cyrela Gafisa SPE Ltda.	25.00	25.00	2,184	2,268	(123)	(119)
Agra Cyrela SPE Ltda.	25.00	25.00	684	80	(54)	(26)
Klabin Segall Cyrela SPE Ltda.	25.00	-	2,284	-	-	-

* Proportional consolidation

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Changes in investments	Balance at June 30, 2003	Subscription (reduction) of capital	Dividends	Equity in the results and valuation of quotas	Other	Balance at September 30, 2003
Property investment funds						
Centro Têxtil Internacional	21,385	-	(19)	33	-	21,399
ABC Plaza Shopping	10,966	-	(657)	646	-	10,955
Basílio Machado de Inv. Imobiliário	6,854	-	(442)	211	-	6,623
JK de Investimento Imobiliário	8,361	-	(312)	266	-	8,315
Goodwill on acquisition - (a)	1,527	-	-	-	(127)	1,400
	49,093	-	(1,430)	1,156	(127)	48,692
Subsidiary companies						
Option de Investimentos Imobiliários Ltda.	2,518	853	-	(14)	-	3,357
Millennium de Inv. Imobiliários Ltda.	29,893	-	-	(127)	-	29,766
Century de Investimentos Imobiliários Ltda.	5,988	1,849	-	(27)	239	8,049
BRC Serviços S/C Ltda.	769	-	(235)	219	-	753
Brazil Realty Serviços e Investimentos Ltd.	67,733	-	-	3,835 (b)	-	71,568
Brazil Realty Administração e Locação Ltda.	32,023	-	(175)	89	-	31,937
ABC Realty de Inv. Imobiliário Ltda.	8,295	1,892	40	2,843	-	13,070
Tal Empreendimentos Imobiliários Ltda.	3,692	20	(120)	449	-	4,041
Tal de Investimento Imobiliário Ltda.	5,430	-	(190)	(95)	-	5,145
Cybra de Investimento Imobiliário Ltda.	17,339	655	-	144	-	18,138
Capital Realty de Invest. Imobiliário Ltda.	3,986	131	-	2,941	1	7,059
Cyrela Bracy de Invest.Imobiliários Ltda.	(49)	-	(334)	337	(18)	(64)
Expand de Investimentos Imobiliários Ltda.	1,752	-	-	-	(1,752)	-
	179,369	5,400	(1,014)	10,594	(1,530)	192,819
Jointly-controlled subsidiaries						
Fifty de Investimento Imobiliário Ltda	2,254	-	(100)	2,456	-	4,610
Country de Inv. Imobiliários Ltda	10,976	-	-	348	-	11,324
Cyrela Dinâmica de Inv. Imobiliario Ltda	2,291	-	-	(22)	-	2,269
Cyrela Greenwood Inv. Imobilarios Ltda	107	126	100	(32)	-	301
Cyrela Classic de Inv. Imob. Ltda.	1,532	7	-	16	-	1,555
Cyrela Sanset de Inv. Imobiliário Ltda.	22	5,601	-	(7)	(1)	5,615
Cyrela Greenfield de Inv. Imob. Ltda.	409	50	-	(12)	-	447
Cyrela Vermont de Inv. Imob. Ltda.	151	86	-	(45)	-	192
Cyrela White River de Inv. Imob. Ltda.	614	136	-	(30)	-	720
BRX Adm. de Shopping Centers	104	(77)	-	98	-	125
Cyset de Inv. Imobiliários Ltda	2,311	58	(296)	177	-	2,250
ABC II de Empr. Imobiliário Ltda	1,080	-	(57)	404	-	1,427
BAC2 Empreend. Imobiliários Ltda.	142	-	-	4	-	146
Forest Hill de Inv. Imobiliários Ltda	9,943	-	(1,000)	1,610	-	10,553
Cyrela Gafisa SPE Ltda.	567	-	-	8	(29)	546
Agra Cyrela SPE Ltda	20	158	-	(7)	-	171

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Changes in investments	Balance at June 30, 2003	Subscription (reduction) of capital	Dividends	Equity in the results and valuation of quotas	Other	Balance at September 30, 2003
Klabin Segall Cyrela SPE Ltda.		571	-	-	-	571
	32,523	6,716	(1,353)	4,966	(30)	42,822
	211,892	12,116	(2,367)	15,560	(1,560)	235,641
	260,985	12,116	(3,797)	16,716	(1,687)	284,333

a) The goodwill on investments in Fundo ABC Plaza and Fundo Basilio Machado is being amortized over 10 years or upon sale of the investment.

(b) Includes exchange variation.

Dividends Receivable

	Parent company	
	09/2003	06/2003
Fundo ABC Plaza	259	351
Fundo JK	99	91
Brazil Realty Serviços e Investimentos Ltd. (US$ 972)	-	2,792
Fundo Basilio Machado	95	15
	453	3,249

The translation of the financial statements of subsidiary Brazil Realty Serviços e Investimentos Ltd (headquartered in Bahamas) from U.S. dollars into Reais was carried out using the current rate method, in which all amounts of the financial statements are translated into reais at the exchange rate of R$ 2.9234 effective on September 30, 2003 (June 30, 2003 - R$ 2.8720).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

8 Property and Equipment

	Parent company		Consolidated		Annual depreciation rate- %
	09/2003	06/2003	09/2003	06/2003	
Land	5,315	5,315	17,227	17,227	
Buildings	20,308	13,864	65,208	57,144	1.27 to 2.5
Machinery and equipment	261	144	261	144	10
Furniture and fixtures	486	235	497	246	10
Telephone lines	196	196	196	196	-
Computers	1,096	945	1,105	954	20
Installations	1,542		1,542		10
Construction in progress	-	-	-	1,760	
Other	340	336	665	487	
	29,544	21,035	86,701	78,158	
Accumulated depreciation	(2,707)	(2,654)	(8,670)	(8,360)	
	26,837	18,381	78,031	69,798	

The annual depreciation rates of buildings reflect the remaining estimated useful lives revised by an independent appraiser in 1997.

In the quarter ended September 30, 2003, R$ 6,444 was transferred from inventories (properties concluded) to property and equipment, corresponding to the 10th floor of the Faria Lima Financial Center development, to where a significant part of the operating structure of the parent company was relocated.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

9 Loans and Financing

	Parent company		Consolidated	
	09/2003	06/2003	09/2003	06/2003
Fixed rate notes - US$ 20,145 thousand	58,892	57,856	58,892	57,856
Financing – local currency	28,096	26,588	29,001	26,604
Interest payable	1,151	2,568	1,152	2,568
	88,139	87,012	89,045	87,028
Current liabilities	(29,247)	(29,156)	(30,128)	(29,156)
Long-term liabilities	58,892	57,856	58,917	57,872

Fixed rate notes (debt securities) - in July 1997 the parent company obtained US$ 75,000 thousand, and in 1998 and 1999 repurchased and cancelled US$ 54,855 thousand. The notes mature in July 2005, with semiannual interest of 10.05% per annum. This issue has certain restrictive covenants concerning company indebtedness, guarantees, transfers of assets, leaseback transactions, transactions with affiliates, mergers, incorporations and others. All details of the public offer are described in the prospectus dated July 16, 1997.

The financing in local currency is subject to interest of 11% per annum plus the Referential Interest Rate (TR) variation, and matures in November and December 2003. Receivables from developments were offered in guarantee of this financing.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

10 Related Companies

The balances shown in the financial statements are as follows:

(a) Loans

	Parent company				Consolidated			
	Assets		Liabilities		Assets		Liabilities	
	09/2003	06/2003	09/2003	06/2003	09/2003	06/2003	09/2003	06/2003
Fifty de Inv. Imobiliário Ltda. (i)	5,053	5,053	-	-	2,523	2,523	-	-
Cybra de Inv. Imobiliário Ltda. (i)	148	148	-	-	-	-	-	-
BRC Serviços S/C Ltda. (i)	-	-	427	427	-	-	-	-
Country de I. Imobiliários Ltda. (i)	1,941	1,941	-	-	970	970	-	-
Brazil Realty A. Locação Ltda. (i)	-	-	15,780	15,780	-	-	-	-
Brazil R. S. Investimentos Ltd. (ii)	366	360	-	-	-	-	-	-
Capital R. Inv. Imobiliário Ltda (i)	140	140	-	-	-	-	-	-
Millennium I. Imobiliários Ltda. (i)	-	-	28,553	28,306	-	-	-	-
Cyrela Gafisa SPE Ltda. (i)	-	-	235	235	-	-	-	-
Expand de Inv. Imobiliários Ltda	2,706	-	-	-	-	-	-	-
Cyrela Empreendimentos Ltda	-	-	-	-	-		3,493	3,493
	10,354	7,642	44,995	44,748	3,493	3,493	3,493	3,493

(i) The parent company participates in property developments with other parties via related companies. The management structure of these companies and cash management are centralized in the parent company, which controls the development of construction and the budgets. Accordingly, the parent company assures that the funds necessary for each venture are available and allocated as planned. The sources and uses of development funds pass through the accounts maintained with related companies, which are not subject to restatement or financial charges, and there are no predetermined maturity dates.

The average term for development and completion of ventures in which the funds are utilized is 3 years, based on projections and physical/financial timetables for each project. This form of allocating resources of the parent company makes it possible for the conditions negotiated with each party in each venture to be concentrated in specific structures which are the most appropriate to their characteristics.

(ii) Brazil Realty Serviços e Investimentos Ltd.: refers to loans without pre-determined maturities, equivalent to US$ 125 thousand.

(All amounts in thousands of reais unless otherwise indicated)

(b) Current accounts with development partners (Third parties and related companies):

These accounts also arise from the development of properties, as mentioned in item (a) of this Note. The existing balances are related to the following developments:

	Parent company		Consolidated	
	09/2003	06/2003	09/2003	06/2003
Faria Lima Square	15,668	15,312	12,418	15,312
JK 1.455	18,458	17,902	18,458	17,902
Les Jardins	7,227	6,675	-	-
Place Vendome	2,244	1,548	-	-
Ipiranga Premium	1,132	3,818	-	-
Perdizes Privilege	4,765	2,495	-	-
Perdizes Project	4,304	2,191	-	-
Home Stay Paulistano	-	2,232	-	-
Mandarim	-	2,150	-	-
Flores do Campo	4,505	2,806	-	-
Other	7,824	5,119	(6,105)	(4,151)
	66,127	62,248	24,771	29,063

Resources received, plus the participation of partners in the profitability of each development, will be settled based on individual signed agreements, in accordance with the cash flow of each venture. The average term to develop and complete is 3 years, based on projections and physical/financial timetables of each development.

(c) Construction Management and Property Management

The parent company uses the structures of other companies related to the Cyrela group for: i) Construction Management: the technical responsibility for the projects, coordination and overall inspection of the construction stages, control over all the contractors and specialized labor. For those services a percentage of 10% on the costs incurred on construction is paid; ii) Property Management: the strategy and feasibility of the ventures as well as management of the support units (purchase of land, marketing, IT, treasury, legal, other). For these services, agreements have been reached for the payment of percentages on sales realized (from 1% to 2%, based on sales volume) and on effective receipts from customers in each period. The amounts and forms of contracting these services are the same as those practiced by companies that operate in the property market. The amount paid for these services during the quarter was R$ 2,347 (June 30, 2003 - R$ 3,309).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

In this quarter, the company disbursed R$ 53 (June 30, 2003 - R$ 364) for services rendered by companies of the Brazil Realty and Cyrela Groups related to the maintenance of its commercial developments.

11 Deferred Results on Sales of Properties

	Parent company		Consolidated	
	09/2003	06/2003	09/2003	06/2003
Deferred sales revenue	10,182	12,608	131,150	97,541
Deferred cost of sales	(8,193)	(8,993)	(80,069)	(57,136)
Deferred commercial expenses	(490)	(569)	(3,568)	(2,188)
Deferred results	1,499	3,046	47,513	38,217

12 Provision for Tax Contingencies

This provision refers to lawsuits still in process related to questionings of the following principal taxes

	Parent company		Consolidated	
	09/2003	06/2003	09/2003	06/2003
Total offset of tax losses (financial charges)	4,692	3,930	4,692	3,929
Expansion of the PIS and COFINS (i) calculation basis	3,158	3,078	3,158	3,078
COFINS and CSL (ii) in companies without employees	-	-	6,767	6,530
	7,850	7,008	14,617	13,537

(i) PIS - Social Integration Program
COFINS – Social Contribution on Revenues.
(ii) CSL - Social Contribution on Net Income.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

13 Income Tax and Social Contribution

A – Deferred

Deferred income tax and social contribution were calculated in accordance with the criteria mentioned in Note 2(e), and may be summarized as follows

	Parent company		Consolidated	
	09/2003	06/2003	09/2003	06/2003
Assets:				
On tax losses (i)	8,945	7,621	8,945	7,621
On difference between revenue taxed on the cash basis and the amount recorded on the accrual basis - percentage of completion of developments (iii)	-	-	1,656	1,002
	8,945	7,621	10,601	8,623
Liabilities:				
On difference between revenue taxed on the cash basis and the accrual basis – percentage of completion of developments (iii)	(8,945)	(7,621)	(9,491)	(8,075)
	(8,945)	(7,621)	(9,491)	(8,075)
Net amount of income tax and social contribution:	-	-	1,110	548
Credit (charge) to results of income tax and social contribution:	-	-	562	1,094

The parent company records deferred income tax and social contribution arising from tax losses in amounts equivalent to that of the deferred tax liabilities arising from the difference between income recorded on the cash basis and on the accrual basis.

Considering the present context of the parent company's operations, which mainly comprise participations in other companies, no deferred tax assets were set up on the remaining balances of tax losses, as well as temporarily non-deductible expenses, primarily provisions for contingencies, which will become deductible upon final judgment of the legal processes, which do not expire.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

B – For the period

The parent company does not have taxable income for the period. Also, it has the following balances at September 30, 2003 to be offset, deducted or added to future taxable income:

(i) Income tax losses and social contribution losses of R$ 23,241 and R$ 25,796 (June 30, 2003 - R$ 28,966 and R$ 31,393), respectively.

(ii) Temporarily non-deductible expenses for income tax and social contribution purposes in the amounts of R$ 11,807 and R$ 9,381 (June 30, 2003 - R$ 11,759 and R$ 9,333), respectively, mainly provisions for tax contingencies, which will become deductible upon final judgment of the legal processes.

(iii) Difference between income taxed on the cash basis and on the accrual basis (percentage of completion of developments) of R$ 26,300 (June 30, 2003 - R$ 22,414), the taxation of which occurs over the average term of five years, upon receipt from customers and conclusion of the construction.

As mentioned in Note 2 (e), the charges for income tax and social contribution on net income are calculated by subsidiary and associated companies mainly on the presumed profits tax system (Law 9718/98), based on revenue. Income tax was calculated at the rate of 15% on taxable income plus a 10% surcharge, when applicable, and the social contribution at the rate of 9%.

14 Stockholders' Equity

(a) Capital

Capital comprises 79,780,800 registered nominative shares, with no nominal value, of which 38,500,000 are common and 41,280,800 preferred shares.

The Board of Directors is authorized to increase capital, without a general meeting or amendment to the by-laws, up to the limit of 140,000,000 shares.

Preferred shares are non-voting but have priority in the payment of dividends and capital reimbursement and receive dividends 10% higher than common shares.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(b) Treasury shares

3,000 preferred shares are held in treasury. These shares were quoted at R$ 3.50 each at September 30, 2003. (R$ 3.98 at June 30, 2003).

(c) Appropriation of net income for the year

Net income for the year, after offsets and deductions prescribed by law and in conformity with the by-laws, is appropriated as follows:

- 5% to the legal reserve, until it reaches 20% of paid-up capital.
- 25% of the balance, after the legal reserve transfer, to be used for payment of the obligatory minimum dividend to all stockholders.
- Formation of a profits retention reserve based on company budgets to finance additional investments in fixed and working capital and expansion of activities, which can be formed with up to 100% of the remaining net income after the legal and statutory appropriations, but may not exceed paid-up capital. The capital budget approved at the same General Meeting that approved the financial statements for the year ended December 31, 2002, includes the launching and development of new ventures with an average duration of 3 years, based on projections and physical/financial timetables for each project.

15 Benefits

The company does not have private pension plans for employees but makes monthly contributions based on the payroll to retirement funds and the official social security program, which are recorded as expenses on the accrual basis of accounting.

The company has statutory authorization to grant stock options to its managers, employees and service providers, according to Attachment II to the Minutes of the Ordinary and Extraordinary General Meetings held on April 30, 1999. Up to September 30, 2003 no granted stock options had been exercised.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

16 Financial Instruments

The parent company participates in transactions involving financial instruments, all recorded in balance sheet accounts, to meet its needs and to reduce exposure to market, currency and interest rate risks. Management of these risks is effected by defining strategies, establishing control systems and determining position limits.

Considerations regarding risks:

Credit risk: is evaluated as practically zero since the receivables are collateralized by its own products which may be recovered in case of default.

Currency risk: as mentioned in Note 9, the parent company has loans in foreign currency of US$ 20,145 thousand, and as mentioned in Note 3, assets totaled the equivalent of US$ 24,707 thousand (June 30, 2003 - US$ 24,681 thousand).

Interest rate risk: As mentioned in Note 9, a significant portion of loans and financing was contracted by the parent company in foreign currency with fixed interest of 10.05% per annum, not subject to fluctuations in interest rates. The interest rates on financial investments are mentioned in Note 3. Also, as mentioned in Note 10, a significant portion of balances with related companies is not subject to interest.

17 Valuation of Financial Instruments

The main financial assets and liabilities of the parent company at September 30, 2003 are described below, as well as the criteria for valuation:

Available funds (Note 3): the market value of these assets does not differ significantly from the amounts presented in the financial statements. The contractual rates reflect usual market conditions.

Marketable securities (Note 4): the book value of the investment in Fundo Financial Center de Investimento Imobiliário totals R$ 2,234 and the market value R$ 3,620, representing a 62.04% variation in relation to book value.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Investments in subsidiary and associated companies (Note 7): the market value of property investment funds, based on closing market quotations, may be summarized as follows; for other investments in subsidiary and associated companies there are no stock exchange quotations and, accordingly, there is no sufficient support to estimate market value:

Fund	Book value	Market value	Variation %
Centro Têxtil Internacional	21,399	24,824	16,01
ABC Plaza Shopping	10,955	26,485	141,76
JK de Inv. Imobiliário	8,315	11,234	35,09
Basílio Machado de Inv. Imobiliário	6,623	11,710	76,81
Total	47,292	74,253	

Loans and financing – The conditions and terms of loans and financing obtained are mentioned in Note 9.

18 Insurance

The company and its subsidiary and associated companies have civil responsibility insurance related to involuntary personal damages to third parties and material damage to tangible assets, as well as coverage for fire, lightning, electrical damages, natural phenomena or gas explosion risks at insured properties. Coverage is considered sufficient by management for eventual risks related to the assets and/or responsibilities.

* * *

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

05.01 – Comments on Company Performance during the Quarter

The company's operations and those of its subsidiary and associated companies consist of the development of residential and commercial properties, rentals of commercial properties, holdings in other companies as shareholder or quotaholder and participation in property investment funds.

Consequently, in order to provide a better analysis of its businesses and results, the comments on company performance must be evaluated on a consolidated basis. Accordingly, the consolidated comments are presented in Comments on Consolidated Performance during the Quarter – see ITR 08.01.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2003

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.01 – Consolidated Balance Sheet - Assets (in thousands of reais)

1 – Code	2 – Description	3 – 9/30/2003	4 – 6/30/2003
1	Total assets	606,535	564,290
1.01	Current assets	401,157	404,193
1.01.01	Available funds	121,148	119,956
1.01.01.01	Bank current accounts	2,322	2,737
1.01.01.02	Financial investments	118,826	117,219
1.01.02	Receivables	94,043	92,131
1.01.02.01	Advances to third parties	0	61
1.01.02.02	Taxes recoverable	9,986	9,772
1.01.02.05	Accounts receivable	71,632	72,215
1.01.02.07	Marketable Securities	2,234	2,265
1.01.02.20	Other	10,191	7,818
1.01.03	Inventories	185,966	192,106
1.01.03.01	Properties concluded	50,836	13,058
1.01.03.02	Properties under construction	119,599	79,928
1.01.03.03	Land	15,531	99,120
1.01.04	Other	0	0
1.02	Long-term receivables	125,831	88,633
1.02.01	Sundry receivables	111,737	76,517
1.02.01.01	Accounts receivable	111,715	76,500
1.02.01.20	Other	22	17
1.02.02	Receivables from related companies	3,493	3,493
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	3,493	3,493
1.02.02.03	Other related companies	0	0
1.02.03	Other	10,601	8,623
1.02.03.01	Deferred income tax and social contribution	10,601	8,623
1.03	Permanent assets	79,547	71,464
1.03.01	Investments	1,398	1,527
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	1,398	1,527
1.03.01.02.01	Investments valued on the equity method	0	0
1.03.01.02.02	Participation in funds	1,398	1,527
1.03.01.03	Other investments	0	0
1.03.02	Property and equipment	78,031	69,798
1.03.02.01	Property and equipment, net	78,031	69,798
1.03.03	Deferred charges	118	139
1.03.03.01	Net pre-operating expenses	118	139

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.02 – Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 – Code	2 – Description	3 – 9/30/2003	4 – 6/30/2003
2	Total liabilities and stockholders' equity	606,535	564,290
2.01	Current liabilities	125,144	125,704
2.01.01	Loans and financing	30,128	29,156
2.01.02	Debentures	0	0
2.01.03	Suppliers	12,328	12,127
2.01.04	Taxes, charges and contributions	3,292	3,271
2.01.05	Dividends payable	0	0
2.01.06	Provisions	39,356	32,537
2.01.06.01	Estimated costs to complete projects	37,925	31,109
2.01.06.02	Provision for 13th month salary and vacation pay	269	236
2.01.06.03	Provision for income tax and social contribution	1,162	1,192
2.01.07	Payables to related companies	32,534	41,579
2.01.07.01	Other related companies	3,493	3,493
2.01.07.02	Current accounts with development partners	24,771	29,063
2.01.07.03	Advances from customers	4,270	9,023
2.01.08	Other	7,506	7,034
2.01.08.04	Other	7,506	7,034
2.02	Long-term liabilities	117,692	102,507
2.02.01	Loans and financing	58,917	57,872
2.02.01.03	Local loans and financing	25	16
2.02.01.04	Foreign loans – Fixed Rate	58,892	57,856
2.02.02	Debentures	0	0
2.02.03	Provisions	55,058	39,095
2.02.03.03	Estimated costs to complete projects	30,950	17,483
2.02.03.04	Provision for tax contingencies	14,617	13,537
2.02.03.05	Deferred income tax and social contribution	9,491	8,075
2.02.04	Payables to related companies	0	313
2.02.05	Other	3,717	5,227
2.03	Deferred income	48,178	39,004
2.03.01	Deferred results on sales of properties	47,513	38,217
2.03.02	Other	665	787
2.04	Minority interest	8,716	9,937
2.05	Stockholders' equity	306,805	287,138
2.05.01	Paid-up capital	163,566	163,566
2.05.02	Capital reserves	(11)	(11)
2.05.02.01	Treasury shares	(11)	(11)
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	108,272	108,272
2.05.04.01	Legal	10,951	10,951
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for dividends not distributed	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.02 – Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 – Code	2 – Description	3 – 9/30/2003	4 – 6/30/2003
2.05.04.07	Other	97,321	97,321
2.05.04.07.01	Profits retention	97,321	97,321
2.05.04.07.02	Treasury shares	0	0
2.05.05	Retained earnings	34,978	15,311

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

07.01 – Consolidated Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 7.1.2003 to 9.30.2003	4 - 1.1.2003 to 9.30.2003	5 - 7.1.2002 to 9.30.2002	6 - 1.1.2002 to 9.30.2002
3.01	Gross sales and/or services	39,088	99,932	40,292	114,229
3.01.01	Developments	32,562	83,739	32,493	97,114
3.01.02	Resale of properties	0	0	3,048	3,066
3.01.03	Rent of properties	5,933	14,583	2,713	8,495
3.01.04	Services rendered	593	1,610	344	1,066
3.01.05	Right of use	0	0	1,694	4,488
3.02	Deductions from gross sales and/or services	(1,728)	(3,943)	(1,584)	(3,883)
3.03	*Net sales and/or services*	37,360	95,989	38,708	110,346
3.04	Cost of sales and/or services	(13,602)	(43,454)	(15,302)	(47,088)
3.04.01	Properties sold	(12,860)	(41,083)	(13,518)	(44,107)
3.04.02	Properties resold	0	0	(1,281)	(1,298)
3.04.03	Rented properties	(742)	(2,371)	(503)	(1,683)
3.04.04	Right of use	0	0	0	0
3.05	Gross profit	23,758	52,535	23,406	63,258
3.06	Operating (expenses) income	(3,180)	(15,630)	(4,433)	(22,440)
3.06.01	Selling	(4,225)	(9,830)	(4,365)	(11,240)
3.06.02	General and administrative	(1,504)	(10,039)	(222)	(8,841)
3.06.02.01	General and administrative	(1,368)	(9,799)	(194)	(8,660)
3.06.02.02	Management fees	(136)	(240)	(28)	(181)
3.06.03	Financial	2,663	5,017	(266)	(2,670)
3.06.03.01	Financial income	3,800	15,949	2,894	6,642
3.06.03.02	Financial expenses	(1,137)	(10,932)	(3,160)	(9,312)
3.06.04	*Other operating income*	(554)	(1,218)	420	311
3.06.05	Other operating expenses	440	440	0	0
3.06.06	Equity in the results of subsidiary and associated companies	0	0	0	0
3.07	Operating profit	20,578	36,905	18,973	40,818
3.08	Non-operating results	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

07.01 – Consolidated Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 7.1.2003 to 9.30.2003	4 - 1.1.2003 to 9.30.2003	5 - 7.1.2002 to 9.30.2002	6 - 1.1.2002 to 9.30.2002
3.08.01	*Income*	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxation/profit sharing	20,578	36,905	18,973	40,818
3.10	Provision for income tax and social contribution	(1,170)	(3,079)	(1,032)	(3,048)
3.11	Deferred income tax	562	1,656	(4,411)	(3,221)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(303)	(504)	(1,452)	(4,881)
3.15	Net income for the period	19,667	34,978	12,078	29,668
	Number of shares, excluding treasury (thousand)	79,777	79,777	79,781	79,781
	Net income per share	0.24652	0.43845	0.15139	0.37187
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Market and Economic Scenario

The third quarter of 2003, in the property development sector, continued to be characterized by weak demand arising from consumer uncertainties, of the real decline in their income, the lack of financing for this market and the high interest rates for those funds which are available for the area.

The Federal Savings Bank (Caixa Econômica Federal), the main provider of financing to the market, closed its main sources of financing, reducing the resources available to the final consumer.

The financial institutions belonging to the National Housing System (S.F.H), will also continue with their restrictive credit policy for the final consumers of our products.

Results

As a result of the scenario previously described, when comparing the nine months of 2003 with the same prior year period, there was a reduction of R$ 14.3 million in net revenue.

The Brazil Realty Group still maintains its focus on the residential development sector, while searching for the development of innovative products with distinctive concepts, including 7 ventures launched in the period: Atmosfera, Green Philosophy, A Reserva, Grand Garden, Contemporâneo – Moema, Maximum Double Suite and Mandarim. These projects total 1,375 units launched, of which 560 were sold.

The commercial expenses remain at the same level of 10% on Net Sales and Services.

General and administrative expenses increased 7% considering the inflation for the period, mainly due to expenses incurred on the move of the office and head office of the parent company, as well as consulting expenses.

Net financial results, if compared to the same period in 2002, were better by R$ 7.6 million, a result obtained mainly through investments in Brazilian securities in the foreign market, carried out by the subsidiary company Brazil Realty Serviços e Investimentos Ltd.

As a consequence, the net income for the third quarter of 2003 of Brazil Realty Group was R$ 19.7 million, accumulating R$ 35 million in nine months.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

In this quarter the Brazil Realty Group purchased three plots of land in São Paulo for later development.

Still in this year the company will launch two new developments, one in São Paulo and another in Rio de Janeiro.

Various projects are in progress and should be launched mainly in the first half of 2004.

With the launches in 2003, together with the fall in real interest rates and the expectation of GDP growth in 2004, management believes that it will be possible for the market to warm up again and strengthen profit generation in the future.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Operational Portfolio at September 30, 2003 - DEVELOPMENTS

DEVELOPMENT (a)	LAUNCH DATE.	NUMBER OF UNITS.	UNITS SOLD 3rd QUARTER	UNITS SOLD. (ACCUM.)	% CONSTR. 3RD QUARTER	% CONSTR. (ACCUM.)	HOLDING. B. REALTY
THE FIRST	JAN/97	209 (b)	0	209	0.0%	100.0%	25.00%
ITC	AUG/97	560	0	560	0.0%	100.0%	75.00%
CAESAR TOWERS IBIRAPUERA	MAR/98	206	0	202	0.0%	100.0%	75.00%
MELIÁ JARDIM EUROPA	MAY/98	322	0	322	0.0%	100.0%	100.00%
COMFORT SUITES OSCAR FREIRE	MAY/98	204	0	197	0.0%	100.0%	75.00%
BELA CINTRA L. STAY	FEB/99	334	0	334	0.0%	100.0%	22.50%
PIAZZA DELLO SPORT	APR/99	316	0	316	0.0%	100.0%	13.50% (c)
PLACE VENDÔME	MAY/99	42	0	42	0.0%	100.0%	75.00%
CLASSIQUE KLABIN	MAY/99	88	0	88	0.0%	100.0%	100.00%
WORLD CLASS L. STAY	JUN/99	276	0	276	0.0%	100.0%	55.50%
MELIÁ CAMPINAS	FEB/00	308	0	297	0.49%	100.0%	50.00%
HIPICA HOUSE	MAR/00	80	0	80	0.0%	100.0%	37.50%
CHATEAU DU PARC	MAR/00	42	0	42	0.0%	100.0%	50.00%
IPIRANGA PREMIUM	APR/00	208	1	208	0.68%	99.32%	50.00%
PERDIZES PROJECT	APR/00	88	0	88	0.0%	100.0%	75.00%
PERDIZES PRIVILEGE	JUL/00	42	0	42	0.0%	100.0%	75.00%
ABC IBIS E MERCURI	SEP/00	306	1	283	14.86%	94.51%	18.50%
CHATEAU DE TOCQUEVILLE	FEB/01	19	0	19	16.75%	67.86%	50.00%
LES JARDINS	MAY/01	192	2	181	15.95%	89.16%	25.00%
FLORES DO CAMPO	JUL/01	34	0	34	2.40%	100.0%	50.00%
HIPICA BOULEVARD	JUL/01	33 (g)	0	31	19.66%	67.32%	33.25%
CAESAR B. BOTAFOGO (RJ)	JUL/01	110 (e)	0	110	4.72%	96.35%	28.50%
BOTAFOGO SPAZIO (RJ)	AUG/01	47 (f)	0	47	13.30%	96.65%	33.878%
PLACE DE LA CONCORDE (SP)	NOV/01	64	3	61	17.43%	41.12%	33.25%
VILLAGIO DE LA HIPICA (SP)	NOV/01	22 (h)	0	21	35.72%	77.20%	33.25%
HOME STAY PAULISTANO	SEP/01	187 (d)	0	187	14.28%	39.82%	48.75%
CHATEAU DE BLOIS	APR/02	27	0	22	8.96%	24.37%	23.75%
JARDIM DO PARQUE	MAY/02	84	2	58	7.61%	15.07%	17.00%
LAGAO PRIIVILEGE	MAY/02	18	0	8	11.70%	31.83%	28.50%
HABITAT URCA	MAY/02	75(i)	0	75	15.55%	38.24%	1.00%
CONTEMPORÂNEO	SEP/02	58(j)	2	45	5.27%	7.60%	55.00%
HABITAT CAMBUÍ	AUG/02	112	4	68	5.03%	12.06%	25.00%
PLACE MAGNOLIA	JUN/02	36	1	24	17.63%	24.40%	25.00%
CHATEAU DE BELCASTEL	MAY/02	23	0	9	8.56%	17.51%	48.75%

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

L'ESPACE	OUT/01	44	2	24	0.0%	100.0%	25.0%
VERT SUPREME	JAN/02	13	0	13	15.19%	30.37%	50.0%
CAMBUÍ PRIVILEGE	NOV/02	62	2	10	3.15%	3.15%	25.0%
SOLARIS	NOV/02	156	9	83	0.0%	0.0%	25.0%
VILLAGE BROOKLIN	NOV/02	19	7	11	2.81%	2.81%	75.0%
MANDARIM	FEB/02	388 (l)	5	222	6.72%	8.03%	56.25%
A RESERVA	APR/03	264	14	183	1.94%	1.94%	25.00%
GRAND GARDEN	MAR/03	324	32	105	1.82%	1.82%	25.00%
GREEN PHILOSOPHY	JUN/O3	148	5	6	0.86%	0.86%	26.25%
CONTEMPORÂNEO - MOEMA	JUN/03	39	8	8	1.54%	1.54%	73.75%
MAXIMUM DOUBLE SUITE	JUN/03	42	12	16	3.44%	3.44%	21.25%
ATMOSFERA	SEP/03	220	24	196	0.93%	0.93%	25.00%

(a) Does not include the Mondrian, Le Grand Klabin, Royal Klabin, The World, Universe and The Excellence properties, which were totally sold and with construction complete before the beginning of the quarter.
(b) Of the 220 original units, 11 were for common use and are no longer available for sale
(c) Brazil Realty participates with 13.5% of Gross Revenue of this development.
(d) 63 units of the 187 original units have been exchanged for land.
(e) 7 of the 117 original units have been exchanged for land.
(f) 1 of the 48 original units has been exchanged for land.
(g) 9 of the 42 original units have been exchanged for land.
(h) 6 of the 28 original units have been exchanged for land.
(i) 37 of the 112 original units have been exchanged for land.
(j) 10 of the 68 original units have been exchanged for land.
(l) 64 units of the 338 original units have been exchanged for land.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2003

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Operational Portfolio at September 30, 2003 – LARGE STRUCTURES

OFFICES COMPLETED	ACQUISITION DATE	TOTAL AREA(M²)	% RENTED AT SEP. 30, 2003	RENTAL R$/m²/MONTH	HOLDING B. REALTY
NOVA SÃO PAULO	DEC/94	12,485	100.0%	34.4	100.00%
COND. VERBO DIVINO	OCT/96	8,403	75%	27.2	100.00%
CENESP	OCT/97	2,844	100%	22.2	100.00%
BASILIO MACHADO	JUN/97	10,585	78.3%	32.7	50.00%
BRASILINVEST	MAR/98	2,923	100%	45.7	100.00%
GARAGEM	APR/97	2,390	NA	0.42 (a)	100.00%
FARIA LIMA FIN. CENTER	OCT/97	6,914	56.3%	62.3	47.96%
CORPORATE PARK	JUL/99	4,510	100%	51.5	41.25%
ABC OFFICE	SEP/98	5,572	88.6%	25.93	20.40%

OFFICES UNDER DEVELOPMENT	ACQUISITON DATE	LAND (M²)	ABL (M²)	EXPECTED COMPLETION	% CONSTR. (ACCUM.)	HOLDING B. REALTY
FARIA LIMA SQUARE	MAY/01	4,825	18,000	JUL/05	5.6%	12.544%
AV JK 1455	JUL/00	5,257	20,197	JUL/05	12.6%	53.92%

SHOPPING CENTERS	INAUGURATION DATE	ABL (m²)	HOLDING (b)
ITM / CTI	JUN/96	5,185	36.41%
PAVILHÃO DE FEIRAS	JUL/98	39,245	36.41%
ABC PLAZA SHOPPING (with expansion) (c)	SEP/97	32,765	20.40%
AVENIDA INDUSTRIAL (JK)	NOV/99	23,551	34.00%

Stock of Land at September 30, 2003

LAND	ACQUISITION DATE	Area (m²)	Probable Use	HOLDING B. REALTY
CANINDÉ (D2)	JUL/99	29,167	MIXED USE	22.50%
JACU PÊSSEGO	JUL/97	48,400	SHOPPING CENTER	100%
PANAMBY (Lt 1)	MAR/02	11,374	RESIDENTIAL	52.5%
PANAMBY (Lt 3B)	MAR/02	5,722	RESIDENTIAL	52.5%
PANAMBY (Lt 3C)	MAY/02	5,722	RESIDENTIAL	52.5%
PANAMBY (Lt 23)	MAR/02	4,791	RESIDENTIAL	21.25%
AV DA AMÉRICAS -Galdeano (Rio de Janeiro)	APR/02	90,000	RESIDENTIAL	75%
JOAQUIM MACEDO (São Paulo) - GALLI	SEP/02	2,295	RESIDENTIAL	50%
BONI	AUG/00	110,000	RESIDENTIAL	50%
LAUREANO FERNANDES	DEC/02	24,496	RESIDENCIAL	50%

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

LAND	ACQUISITION DATE	Area (m²)	Probable Use	HOLDING B. REALTY
JARDIM GUEDALA	JAN/03	36,190	RESIDENCIAL	50%
PENSILVÂNIA	MAR/03	18,038	RESIDENCIAL	50%
FREIRE DE ANDRADE	MAY/03	1,860	RESIDENCIAL	50%
RUA DA MOÓCA	APR/03	4,286	RESIDENCIAL	50%
MINISTRO ROCHA AZEVEDO	JUL/03	6,357	RESIDENCIAL	50%
RUA HADDOCK LOBO	AUG/03	2,390	RESIDENCIAL	50%
RUA ROUSSEAU	AUG/03	5,265	RESIDENCIAL	25%

(a) – Based on a rental of R$ 1,000 monthly.
(b) – Holding in the development. Brazil Realty holds 48.55% of F.I.I. which controls ITM/CT.
(c) – Expansion (Phase3) of Shopping ABC was inaugurated in October 2001.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2003

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 – NAME OF COMPANY	3 – NATIONAL CORPORATE TAXPAYERS' REGISTRY – CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Thousand)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Thousand)	
01	BRAZIL REALTY SERVIÇOS E INVESTIMENTOS LTD	. . / -	PRIVATELY-HELD SUBSIDIARY	99.99	23.33
COMMERCIAL, INDUSTRIAL AND OTHER			1,261,835		1,261,835
02	MILLENNIUM DE INVESTIMENTOS IMOBILIÁRIOS LTDA.	03.355.044/0001-22	PRIVATELY-HELD SUBSIDIARY	99.99	10.13
COMMERCIAL, INDUSTRIAL AND OTHER			15,033,573		15,033,573

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

17.01 - Report on Limited Review – Without Exception

REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW OF QUARTERLY INFORMATION

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Brazil Realty S.A. Empreendimentos e Participações, for the quarters and periods ended September 30 and June 30, 2003 and September 30, 2002. This information is the responsibility of the Company's management.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

São Paulo, November 14, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Celso Luiz Malimpensa
Contador
CRC 1SP159531/O-0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2003

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

CONTENTS